Securities and Exchange Commission

Washington, D.C. 20549

Schedule 14D–9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 1

ASTA FUNDING, INC.

(Name of Subject Company)

ASTA FUNDING, INC.

(Names of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

046220109

(CUSIP Number of Class of Securities)

Gary Stern Asta Funding, Inc. 210 Sylvan Avenue Englewood Cliffs, NJ 07632 (201) 567-5648	Robert A. Schwartz, Esq. Windels Marx Lane & Mittendorf, LLP 120 Albany Street Plaza, FL 6 New Brunswick, NJ 08901 (732) 846-7600

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

This Amendment No. 1 (“Amendment No. 14”) amends and supplements Item 4 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Asta Funding, Inc. (the “Company”) with the U.S. Securities and Exchange Commission on April 1, 2016. The Schedule 14D-9 relates to the tender offer by MPF InvestCo4, LLC (“Offeror”), a direct, wholly owned subsidiary of The Mangrove Partners Master Fund, Ltd. (“Mangrove”), to purchase up to 3,000,000 shares of the Company’s outstanding common stock, par value of $.01 per share (the “Shares”), for $9.00 per Share. Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 1. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 4. The Solicitation or Recommendation

Recommendation

After careful consideration, including a thorough review of the terms and conditions of the Offer with the Special Committee’s financial and outside legal advisors, and consistent with its fiduciary duties under applicable law, the Special Committee and the Company’s Board, by unanimous vote of all of its directors at a meeting held on March 29, 2016 determined that the Offer is inadequate and not in the best interests of the Company and its shareholders. The Special Committee and the Board of Directors believes that the Offer substantially undervalues the Company’s business and does not reflect the inherent value of Company in light of its prospects, and the interests of shareholders will be best served by the Company continuing to pursue its strategic plan. Accordingly, and for the other reasons described in more detail below, the Company’s Board recommends that you REJECT the Offer and NOT TENDER your Shares pursuant to the Offer. Please see “Item 4. The Solicitation or Recommendation—Reasons for Recommendation” below for further details.

Because the Board of directors believes that the Offer undervalues the Company, the Board has also unanimously accepted the recommendation of the Special Committee that the Company commence its own self-tender offer to purchase up to 3,000,000 shares of the Company’s common stock. The Company’s self-tender offer will be conducted as through a “Dutch Auction” format, with a price range of $9.50 to $10.25 per share. Once the Company’s self-tender offer is commenced, offering materials will be mailed to Company shareholders and filed with the Securities and Exchange Commission. Company shareholders are urged to read the Company’s tender offer materials when they become available because they will contain important information. The Company intends to commence its own self-tender offer on or about April 11, 2016.

If you have tendered any of your Shares, you can withdraw them. For assistance in withdrawing your Shares, you can contact your broker or Company’s information agent, Georgeson, Inc. (the “Agent”), at the contact information below.

Georgeson, Inc.

480 Washington Blvd, 26th Floor

Jersey City, NJ 07310

(877) 278-4774

Background

See the section entitled “Introduction”.

Reasons for Recommendation

The Special Committee considered numerous factors in consultation with the Company’s management and the Special Committee’s financial and legal advisors before reaching its conclusion on the Offer. The reasons detailed below serve as the basis for the Special Committee’s determination to recommend that the Company’s shareholders reject the Offer and not tender their shares to Offeror.

We believe the Offer is inadequate and substantially undervalues the Company.

The Offer fails to appropriately reflect the value of the Company’s balance sheet liquidity and earnings that can be generated from that liquidity.

Beginning with the “Great Recession” commencing in December 2007, the general outlook of the economy was highly uncertain. In response to this uncertainty, and in the exercise of its fiduciary duties, the Board of Directors adopted a strategy of preserving adequate liquidity until such time as the economy and financial markets stabilized, and then being in a position to utilize that liquidity to acquire other companies or lines of business. It was this prudent management of the Company’s liquidity that allowed it to purchase the remaining 20% of CBC Settlement Funding, LLC that it did not already own on December 31, 2015.

As a result of this strategy, which helped the Company weather the economic downturn and volatility of the past few years, approximately 35% of the Company’s assets as of December 31, 2015 consist of cash and available for sale securities. Although given the low interest rate environment, the Company’s return on its cash and cash-equivalent assets were necessarily relatively low, the Board believes that the Company’s business model requires ready access to liquid assets in the current financial environment.

The Offer values the Company at a discount to its present book value, and to the 52 week high trading price of the Company’s common stock.

Offeror claims that it is offering a 6.13% premium over the price of the Company’s common stock as of the date of commencement of the Offer. However, the $9.00 price in the Offer is a discount of 38% to the Company’s book value of $14.49 as of December 31, 2015. In addition, the purchase price in the Offer represents a 4.0% discount from the 52 week high price for the Company’s stock, reached on August 14, 2015. It is clear that the Offer seeks to take advantage of a dip in the Company’s stock price and purchase the shares at substantially less than their book value.

We believe that the Company’s self-tender provides better value to all shareholders, both those that seek liquidity and decide to tender into the Company’s self-tender offer and those who elect to remain as shareholders of the Company.

The Company’s self-tender provides better value to shareholders who desire liquidity and choose to tender.

The Board of Directors of the Company recognizes that there is not a deeply liquid trading market for the Company’s common stock and that therefore some shareholders may tender into the Offer to gain liquidity, even though the $9.00 offering price undervalues the Company’s stock. The Board is therefore announcing that it will commence a self-tender offer for up to 3,000,000 shares of the Company’s common stock. The Company’s self-tender will be structured as a Dutch Auction with a price range of $9.50 to $10.25 per share. Even at the low end of the range, the Company’s proposed self-tender provides greater value that does the Offer.

How does a “Dutch Auction” work?

Our proposed self-tender offer will be structured as a “Dutch Auction.” This means that we will offer to purchase up to 3,000,000 shares having an aggregate purchase price of no more than $30.75 million, upon the terms and subject to the conditions of the tender offer, at a purchase price of not less than $9.50 and not more than $10.25 per share, less any applicable withholding taxes and without interest, for each share of common stock we purchase pursuant to the tender offer. Tendering stockholders may specify the price not less than $9.50 and not more than $10.25 per share, at which they wish to tender their shares. Shareholder will also be able to elect to tender their shares at the price to be determined pursuant to the tender offer; such shares will be deemed to be tendered at the minimum price of $9.50 per share. We will determine the Purchase Price as promptly as practicable after the tender offer expires. We will select the lowest Purchase Price, not less than $9.50 and not more than $10.25 per share, that will allow us to purchase 3,000,000 shares. Upon the terms and subject to the conditions of the tender offer, if less than 3,000,000 shares are properly tendered and not properly withdrawn, we will buy all shares properly tendered and not properly withdrawn. All shareholders who tendered their shares at or below the Purchase Price will receive the Purchase Price, even shareholders who tendered their shares at a price less than the Purchase Price. Those shareholders who tendered at a price higher than the Purchase Price will not have their shares purchased, as long as at least 3,000,000 shares have been tendered at a lower price.

In the event that in excess of 3,000,000 shares are tendered at or below the Purchase Price, shares will be purchased on a pro rata basis, if necessary.

The Company’s self- tender will provide substantial value for remaining shareholders of the Company, unlike the Offer.

As a result of the Company’s self-tender, all shares purchased will be retired. This will reduce the number of outstanding Company common shares, while increasing the book value per share and the earnings per share. For example, the Company estimates that if it purchases 3,000,000 shares at a price of $9.90 per share (the approximate mid-point of the price range of the self-tender offer), the book value per remaining share will increase by 11.3%, and earnings per share will increase by $0.16 per share as of December 31, 2015. The Company believes an increase in book value and earnings per share will likely have a positive impact of the market price of the Company’s common stock.

Intent to Tender

To the knowledge of the Company, after making reasonable inquiry, none of the Company’s directors, executive officers, affiliates or subsidiaries currently intends to tender any Shares held of record or beneficially owned by such person pursuant to the Offer.

Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ASTA FUNDING, INC.

By:	/s/ Bruce R. Foster
Bruce R. Foster
Chief Financial Officer

April 5, 2016